UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

COSCIENS Biopharma Inc.

(Name of the Issuer)

COSCIENS Biopharma Inc.
(Name of Persons Filing Statement)

Common Stock, No Par Value per Share

(Title of Class of Securities)

22112H101

(CUSIP Number of Class of Securities)

Peter Puccetti
Interim CEO and Chairman of the Board
COSCIENS Biopharma Inc.	Scott Saks
Telephone: (843) 900-3223	Norton Rose Fulbright US LLP
E-mail:	1301 Avenue of the Americas
c/o Borden Ladner Gervais, LLP,	New York, New York 10019-6022
22 Adelaide Street West, Suite 3400,	United States
Toronto ON M5H 4E3, Canada	(212) 318-3151

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on
Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement Notice subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

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INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) filed by COSCIENS Biopharma Inc. (referred to herein as “Company” or “subject company” or “filing person”) with the Securities and Exchange Commission (the “Commission”) is accompanied by a Notice of Annual General and Special Meeting of Shareholders and Management Proxy Circular (the “Circular”) to be distributed to holders of common shares of the Company, no par value per share (“Common Shares”), in connection with an Annual General and Special Meeting of the shareholders of the Company anticipated to be held in June 2026. The Circular is in preliminary form and is subject to completion or amendment.

The Company will make available to its shareholders the Circular relating to the annual general and special general meeting of the shareholders at which meeting the shareholders of the Company will vote upon, among other things, a special resolution, which, if adopted, will result in authorizing the Board to elect, in its discretion, to direct the Corporation to file articles of amendment to amend the Corporation’s articles to: (i) consolidate the Common Shares on the basis of a ratio (the “Consolidation Ratio”) of one (1) post-Consolidation Common Share for every 150 pre-Consolidation Common Shares; and (ii) subsequently split the post-consolidation Common Shares on the basis of 50 Common Shares for every one (1) post-Consolidation Common Share. Shareholders who hold fewer Common Shares than the Consolidation Ratio will cease to hold such Common Shares and will be entitled to an amount in cash per Common Share equal to $1.60.

As of the date hereof, the Circular is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Circular.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Circular of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Circular and the annexes thereto. The information contained in the annual report of the Company on Form 20-F for the fiscal year ended December 31, 2025 filed on March 25, 2026 (the “Form 20-F”) is also incorporated by reference herein.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Circular was supplied by the Company.

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SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet.

The information set forth in the Circular in the section entitled “Summary of Matters to be Acted Upon” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. COSCIENS Biopharma Inc.’s executive offices are located at c/o Borden Ladner Gervais, LLP, 22 Adelaide Street West, Suite 3400, Toronto, Ontario, Canada M5H 4E3. The Company’s telephone number is (843) 900-3223.

(b)	Securities. As of March 24, 2026, the Company had 3,184,155 common shares, no par value per share (the “Common Shares”), outstanding. Each Common Share is entitled to one vote.

(c)	Trading market and price. The information set forth in the Circular in the section entitled “Share Capital Amendment – Trading in Common Shares” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Circular in the section entitled “Share Capital Amendment – Dividends” is incorporated herein by reference.

(e)	Prior public offerings. The Company has not made any underwritten public offering of its Common Shares during the past three years.

(f)	Prior stock purchases. The Company has not purchased any Common Shares during the past two years.

Item 3. Identity and Background of Filing Person.

(a)	Name and address. The filing person is COSCIENS Biopharma Inc., the subject company. The address and telephone number of the filing person is the same as included with respect to the subject company in Item 2 above. The information set forth in the Company’s Form 20-F for the year ended December 31, 2025, originally filed on March 25, 2026, in the section entitled “Item 6. Directors, Senior Management and Employees,” including the name of each director and the name and title of each executive officer of the Company, is incorporated herein by reference.

(b)	Business and background of entities. The information set forth in the Circular in the section entitled “Additional Information – The Corporation” is incorporated herein by reference.

(c)	Business and background of natural persons. The information set forth in the Circular in the sections entitled “Additional Information – Directors and Executive Officers” and “– The Corporation” are incorporated herein by reference. None of the directors or executive officers of the Company was convicted in a criminal proceeding during the past five years excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the Circular in the section entitled “Share Capital Amendment” is incorporated herein by reference.

(c)	Different terms. The information set forth in the Circular in the section entitled “Share Capital Amendment – Effects of the Share Capital Amendment – Effects on the Corporation” is incorporated herein by reference.

(d)	Dissenters’ rights. Under the Canada Business Corporation Act (the “CBCA”), shareholders are not entitled to exercise any statutory dissent rights under the CBCA with respect to the proposed Share Capital Amendment.

(e)	Provisions for unaffiliated stockholders. None.

(f)	Eligibility for listing or trading. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment – Substantive Factors Disfavouring the Share Capital Amendment – Inability to participate in future increase in value of Common Shares” and “– Cessation of Exchange Act Reporting” are incorporated herein by reference.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Circular in the sections entitled “Interest of Informed Persons in Material Transactions; Related Party Transactions” and “Share Capital Amendment – Past Contacts, Transactions, Negotiations and Agreements with Related Parties” are incorporated herein by reference.

(b)	Significant corporate events. The information set forth in the Circular in the section entitled “Share Capital Amendment – Past Contacts, Transactions, Negotiations and Agreements with Related Parties” is incorporated herein by reference.

(c)	Negotiations or contacts. The information set forth in the Circular in the section entitled “Share Capital Amendment – Past Contacts, Transactions, Negotiations and Agreements with Related Parties” is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities. The information set forth in the Circular in the section entitled “Share Capital Amendment – Past Contacts, Transactions, Negotiations and Agreements with Related Parties” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purpose. The information set forth in the Circular in the section entitled “Share Capital Amendment – Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Circular in the section entitled “Share Capital Amendment – Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(c)	Plans. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Purposes of the Transaction and Plans or Proposals,” “Share Capital Amendment – Effects of the Share Capital Amendment,” “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment – Disfavouring the Share Capital Amendment – Inability to participate in future increase in value of Common Shares” and “– Cessation of Exchange Act Reporting,” are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Background and Reasons for the Share Capital Amendment; Purpose, Effects, and Alternatives” and “Share Capital Amendment – Purpose” are incorporated herein by reference.

(b)	Alternatives. The information set forth in the Circular in the section entitled “Share Capital Amendment – Alternatives Considered by the Board” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Background and Reasons for the Share Capital Amendment; Purpose, Effects, and Alternatives,” “Share Capital Amendment – Alternatives Considered by the Board,” and “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment” are incorporated herein by reference.

(d)	Effects. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Effects of the Share Capital Amendment” and “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment” are incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth in the Circular in the sections entitled “Summary Term Sheet – Board Fairness Determination and Board Approval,” “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment – Procedural Factors Favoring the Share Capital Amendment – Approval by the Board,” and “Share Capital Amendment – Solicitation or Recommendation” are incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Segal Fairness Opinion” and “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment” are incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Circular in the section entitled “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment – Procedural Factors Favoring the Share Capital Amendment – Approval by the Board” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Circular in the section entitled “Share Capital Amendment – Segal Fairness Opinion” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Circular in the section entitled “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment – Procedural Factors Favoring the Share Capital Amendment – Approval by the Board” is incorporated herein by reference.

(f)	Other Offers. Not applicable.

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Item 9. Reports, Opinions, Appraisals, and Negotiations.

(a)	Report, opinion or appraisal. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Segal Fairness Opinion” and “Additional Information – Where to Find Information” are incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in the Circular in the sections listed in Item 9(a) above are incorporated herein by reference.

(c)	Availability of documents. The information set forth in the Circular in the section entitled “Additional Information – Where to Find Information” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of funds. The information set forth in the Circular in the section entitled “Share Capital Amendment – Source of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Expenses. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Source of Funds” is incorporated herein by reference.

(d)	Borrowed funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Circular in the section entitled “Share Capital Amendment – Interest in Securities of the Corporation” is incorporated herein by reference.

(b)	Securities Transactions. There has not been any transaction by the Company in the Common Shares during the past 60 days.

Item 12. The Solicitation or Recommendation.

(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment – Procedural Factors Favoring the Share Capital Amendment – Approval by the Board” and “Share Capital Amendment – Solicitation or Recommendation” are incorporated herein by reference.

(e)	Recommendations of others. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Substantive and Procedural Factors Considered by the Board as to the Fairness of the Share Capital Amendment – Procedural Factors Favoring the Share Capital Amendment – Approval by the Board” and “Share Capital Amendment – Solicitation or Recommendation” are incorporated herein by reference.

Item 13. Financial Information.

(a)	Financial information. The audited financial statements of the Company for the two years ended December 31, 2024 and 2025 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2025, originally filed on March 25, 2026 (see page F-1 and the following pages). The information set forth in the Circular in the section entitled “Share Capital Amendment – Financial Information” is incorporated herein by reference.

(b)	Pro forma information. The information set forth in the Circular in the section entitled “Share Capital Amendment – Financial Information – Pro Forma Information” is incorporated herein by reference.

Item 14. Persons / Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. The information set forth in the Circular in the sections entitled “Share Capital Amendment – Segal Fairness Opinion” and “Share Capital Amendment – Solicitation or Recommendation” are incorporated herein by reference.

(b)	Employees and corporate assets. The information set forth in the Circular in the section entitled “Share Capital Amendment – Source of Funds” is incorporated herein by reference.

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Item 15. Additional Information.

(b)	Other material information. Not applicable.

Item 16. Exhibits.

a(2)(i)	Draft Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular, including all appendices thereto, as amended.

(a)(2)(ii)	Preliminary Form of Proxy.

(a)(2)(iii)	Preliminary Letter of Transmittal.

(a)(2)(iv)	Press Release issued by the Company, dated April 20, 2026, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the Commission on April 20, 2026.

(b)	Not applicable.

(c)	Fairness Opinion of Segal dated as of April 16, 2026.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

107	Filing Fee Table.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete, and correct.

COSCIENS BIOPHARMA INC.

By:	/s/ Giuliano La Fratta
Name:	Giuliano La Fratta
Title:	Chief Financial Officer

Dated: May 1, 2026

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